April 13, 2016

Please WITHHOLD support from non-independent directors Annette Franqui and Carlos Hernandez-Artigas at Arcos Dorados (NYSE: ARCO) Annual Meeting on April 25, 2016.

Dear Arcos Dorados Holdings shareholder:

Please WITHHOLD support for non-independent directors Arcos Dorados (ARCO) Annette Franqui and Carlos Hernandez-Artigas at the ARCO Annual Meeting on April 25, 2016.

•         ARCO’s shares have considerably underperformed the market since its IPO, and the company’s financial position has further deteriorated in 2015.

•         There is a serious lack of disclosure of the extensive personal and professional relationships between Mr. Staton and the ARCO directors up for nomination in 2016, Annette Franqui and Carlos Hernandez-Artigas.

•         Continued related party transactions between ARCO and a company controlled by Mr. Staton raise critical questions over the board’s oversight. Attempts by shareholders to clarify the nature of these transactions have been rebuffed by the company.

•         ARCO provided incomplete and misleading information to the SEC regarding related party transactions.

•         There is a lack of disclosure of the relationship between ARCO, Mr. Staton, Michael Chu, and Pegasus Group, as well as potential related party transactions between ARCO and investee companies of Pegasus Group.

•         A majority of the directors are non-independent allowing only minority representation of public shareholders, which hold a majority of ARCO’s common stock.

ARCO’s Chairman and controlling shareholder Woods Staton dominates the company through his substantial voting power and his long-standing personal and professional relationships with other directors, which are only partially disclosed to shareholders. Despite Staton’s substantial voting power, public shareholders hold a majority of the economic interests in ARCO.

Publicly-available information suggests that Mr. Staton has used his dominance to engage in related party transactions that benefit him at the expense of other shareholders. Furthermore, it appears that the company has misled shareholders and the Securities and Exchange Commission (SEC) about the terms of such transactions or omitted disclosure of the transactions to shareholders entirely. The CtW Investment Group first wrote to the board of ARCO in April 2015, expressing our concerns regarding these issues. Many of the issues initially raised with the board remain unresolved, and since then, further concerns about insider dominance, insufficient disclosures, and related party transactions have come to light.

In February 2016, the CtW Investment Group requested an inspection of the company’s books and records relating to its policies and procedures for approving related party transactions, as well as documents relating to such transactions. On March 21, 2016, ARCO responded that it would only grant inspection of a very limited set of documents, none of which provided clarity to shareholders about these important issues. Given the company’s ongoing failure to respond to valid shareholder concerns about corporate governance, controlling shareholder dominance, and improper related party transactions, the CtW Investment Group has filed a request with the SEC to conduct a full investigation of these matters.

Given the serious macroeconomic and operational challenges currently faced by ARCO, and the extent of related party transactions and undisclosed relationships on the board, we do not believe the current board is able to act in an independent manner and supervise the affairs of the company in a way that it will be managed for the benefit of all shareholders.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are investors in ARCO.

Deteriorating performance

During 2015, ARCO’s revenue fell 16.4 percent year-over-year and the company posted its second consecutive year of net losses. This followed significant declines in revenue in 2014, leaving ARCO in its worst financial position since its IPO in April 2011. Continuing declines in customer traffic across the companies segments and macroeconomic headwinds in Brazil, ARCO’s largest market, point to deeper challenges at the company. After falling 52% in 2014, ARCO’s shares fell a further 42% in 2015. Shares have lost 83% of their value since the IPO, and during that same period, ARCO has underperformed the S&P 500 by 139%. The company suspended its dividend in 2015, and there are no signs the dividend will be reinstated for the foreseeable future.

Since first raising our concerns with ARCO in early 2015, ARCO has failed to make any changes to the governance of the company, and in fact has proposed decreasing the number of independent directors on the board. We continue to view the lack of an independent board of directors as a major impediment to the accountability of management and the success of the company.

Lack of disclosure of key relationships between Mr. Staton, Ms. Franqui, and Mr. Hernandez-Artigas

The two ARCO directors that have been renominated for election at the upcoming annual meeting, Annette Franqui and Carlos Hernandez-Artigas, have extensive personal and professional connections to Staton, only some of which are disclosed to shareholders. According to ARCO’s Form 20-F filings, they serve as directors of Axionlog Cold Solutions, a distributor owned by Mr. Staton,1 and are founding partners of Forrestal Capital. ARCO’s filings also disclose that immediately before founding Forrestal Capital in 2003, they served in senior management positions at Panamerican Beverages during the same time that Staton was CEO and Chairman of that company.

What ARCO has failed to disclose is that Forrestal Capital appears to be the Staton family’s private investment office, dedicated to managing Staton’s personal wealth.2 Publicly-available information suggests that Forrestal Capital’s initial assets included some or all of the $127 million paid to Woods Staton when Panamerican Beverages, a company founded by his grandfather, was sold to Coca-Cola in 2002.3

Moreover, corporate registries indicate that Ms. Franqui and Mr. Hernandez-Artigas are officers of at least eighteen closely-held businesses of holding companies. Eleven of these companies are untraceable in public records, financial disclosures, or press reports, other than the names of officers found in the registries. Five companies are registered in Panama, a notorious secrecy jurisdiction and tax haven. Almost none of these companies, their purpose, or activities have been disclosed to ARCO shareholders. Without full disclosure of these entities, it is impossible for shareholders to assess whether these entities are held for the benefit of Mr. Staton or whether they conduct any business with ARCO itself.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

Franqui and Hernandez-Artigas are connected to Staton and his ARCO investments in other ways as well.  According to the Los Laureles trust, they are designated to become members of the trust’s voting committee−which decides how to vote all of Staton’s Class B shares−upon Staton’s death or incapacitation. Franqui is also one of two directors of Chablais Investment S.A, the entity that holds most of Staton’s Class A shares; the other listed director of Chablais is Staton’s son Francisco Staton.4

Ms. Franqui and Mr. Hernandez-Artigas’ positions as directors of ARCO and as founding partners of an entity that manages the personal wealth of ARCO’s Chairman and controlling shareholders represent a conflict of interest that should have been disclosed to shareholders. In our view, the lack of disclosure of this relationship constitutes a material omission to shareholders. Given both Ms. Franqui and Mr. Hernandez-Artigas have been renominated for election to the board in 2016, it is crucial that the company discloses the full extent of these relationships so that shareholders can make an informed decision when voting.

Related party transactions with distribution company Axionlog

As noted in our previous communications to shareholders, related party transactions with a distribution company owned by Mr. Staton suggests that the ARCO board of directors is not effectively representing the interests of all public shareholders of ARCO. Axis Distribution, the subsidiary through which our company operated its distribution system in Argentina, Chile, Colombia, Mexico, and Venezuela, was spun off from ARCO in March 2011. Mr. Staton subsequently bought out the other shareholders and became the sole owner of the firm, renamed Axionlog. Following the spin-off, ARCO and Axionlog signed a master commercial agreement under which Axionlog would continue to provide distribution services. Since then, ARCO has expanded the territories in which Axionlog provides distribution services to include Uruguay and Peru. As noted above, two other ARCO directors and close Staton confidants—Annette Franqui and Carlos Hernandez-Artigas—also serve on the board of Axionlog Cold Solutions according to the company’s Form 20-F filed in 2015.

In 2014, the SEC inquired about the nature of ARCO’s’ related party transactions with Axionlog, specifically asking about how they company determined these transactions were at arm’s length. Despite requests from the SEC, ARCO has not only failed to disclose the master commercial agreement with Axionlog, but in our view has provided inconsistent and implausible answers to the concerns raised by the SEC. As detailed in our complaint to the SEC, suggests that the company is attempting to obfuscate the terms of the agreement because they are not on arm’s length terms.

ARCO refused to disclose its master commercial agreement on the grounds that it is not material to the company’s business.5  In particular, the company claimed that its distribution fees paid to ARCO only represent 3.6% of its total food and paper costs. Our review of ARCO’s disclosures on this matter, included in full in our complaint to the SEC, indicate that ARCO may be responsible for distributing as much as $460.1 million in total food and paper, or 44.3% of ARCO’s total food and paper expense.6 As a restaurant business, food is consistently ARCO’s largest category of operating expense. This indicates that its contract with Axionlog is in fact material to ARCO’s business, and should be disclosed to shareholders.

In addition, ARCO’s description of its relationship with Axionlog calls into question the arm’s length nature of the contract. In its correspondence with the SEC last summer, ARCO described the formula used to calculate Axionlog’s fee as reflecting Axionlog’s “projected costs plus a margin of approximately 5%, which is standard for the industry.”7 A contract of this nature requires both ongoing comparison of prices charged by its competitors, as well as continuous and rigorous auditing of proposed costs to ensure that they are not overstated. ARCO did not provide any documentation demonstrating either of these types of analyses to the SEC when it requested the basis for ARCO’s arm’s length conclusion last year. Without this documentation, the cost-plus contract with Axionlog cannot be considered arm’s length.

Finally, ARCO has stated that it used the same formula to calculate Axionlog’s fee both before and after the Axionlog split-off.8 This indicates that ARCO has not changed the formula to conform it to the requirements of contracting with a separate company compared with the provision of services by a subsidiary.

Lack of disclosure of key relationships between Mr. Staton, Mr. Chu, and Pegasus Group

According to the company, ARCO director Michael Chu is a founding partner of Pegasus Group, and currently serves as a senior advisor. Pegasus Group is a real estate and private equity investment firm founded in 2000 that has offices in Argentina and Colombia.9 In addition to its misrepresentations about Axionlog, we believe ARCO may have failed to disclose material information regarding related party transactions with Pegasus Group. It appears from publicly-available sources that Mr. Chu co-founded Pegasus Group with Mr. Staton and one other individual.10 As recently as 2009, Mr. Staton continued to own one-third of the equity of Pegasus Group.11 Mr. Staton’s involvement in Pegasus Group has not been disclosed to shareholders. Given the longstanding business relationship between Mr. Chu and Mr. Staton, this affiliation should have been disclosed so that investors could adequately assess whether Mr. Chu is truly an independent director of the company.

In addition to the undisclosed outside relationship between Mr. Chu and Mr. Staton, it appears that investee companies of Pegasus Group have engaged in undisclosed related party real estate transactions with ARCO.12 Without disclosure of the related party transactions with Pegasus Group, it is impossible for ARCO shareholders to assess the nature of these transactions and whether they were conducted on arm’s length terms.

Continued insider-dominated board of directors

Deteriorating performance, as well as significant concerns raised by shareholders regarding related party transactions and insufficient disclosure, make it imperative that directors exercise independent oversight of management and represent the interests of public shareholders.

As a foreign private issuer, the company has elected to follow the governance standards of the British Virgin Islands, its country of incorporation, rather than the NYSE standards and listing criteria for domestic companies. For example, the board fails to maintain a nominating committee and operates a classified board, both of which solidify insider control.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

According to the company’s website, the board currently has eight members, only three of whom are considered independent.13 Furthermore, independent representation on ARCO’s board has been decreasing, and will continue to do so. First, it appears that independent director Alfredo Elias Ayub is no longer a member of the ARCO board. Second, Alejandro Ramírez Magaña, an independent director whose term is due to expire at the annual meeting of shareholders in 2016, has not been renominated by the company to serve another term. No other independent directors have been nominated by ARCO to replace either Mr. Ramírez Magaña or Mr. Ayub. This means the number of independent directors on the board will have fallen from four to two in the past year.

Even more troubling is that Michael Chu, one of the directors deemed independent by ARCO who also serves as a member of the Audit Committee, co-founded private equity investment firm Pegasus Group with Mr. Staton, casting doubt on whether he is truly independent.14

Conclusion

In light of ARCO’s continuing disappointing performance, its insider-dominated governance, and misleading disclosures regarding related party transactions and relationships between board members, we believe shareholders should send the board a clear message that greater independent oversight is needed. As such, we urge you to join us in withholding support from directors Annette Franqui and Carlos Hernandez-Artigas.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

1 Axionlog and Axionlog Cold Solutions appear to be the same company, according to a review of Axionlog Cold Solutions’ website.  See www.axionlog.com.

2 Annette Franqui interview at http://lavca.org/2015/01/28/lp-profile-annette-franqui-co-founding-partner-forrestal-capital/. Ms. Franqui has described Forrestal Capital as an office that invests the assets of three branches of a single family. Further, Franqui has said that Forrestal Capital “was founded in 2003, after the sale of Panamerican Beverages, at the time the largest Coca Cola bottler outside the US, and the principal asset of the family.”  See also Kerry A. Dolan, Arcos Dorados IPO Creates First McDonald’s Billionaire, Forbes, Apr. 28, 2011.

3 In an interview, Franqui said that Forrestal Capital “was founded in 2003, after the sale of Panamerican Beverages, at the time the largest Coca Cola bottler outside the US, and the principal asset of the family.” Annette Franqui interview, available at: http://lavca.org/2015/01/28/lp-profile-annette-franqui-co-founding-partner-forrestal-capital/. See also Kerry A. Dolan, Arcos Dorados IPO Creates First McDonald’s Billionaire, Forbes, Apr. 28, 2011.

4 Arcos Form SC 13D Ex. 7.1., Joint Filing Statement, Mar. 11, 2018.

5 August 28, 2015 letter to the SEC; July 17, 2015 letter to the SEC

6 In two of ARCO’s largest markets, Mexico and Argentina, ARCO disclosed that, in 2014, Axionlog’s distribution fees represented 10.5% and 9.3%, respectively, of ARCO’s food and paper expenses in these countries. Using a revenue-weighted average of these figures, Axionlog’s fees are estimated to comprise 9.6% of Arcos’ food and paper expenses across territories served by Axionlog in 2014. By dividing Axionlog’s distribution service fees in 2015 of $44.2 million by 9.6 percent, the total value of food and paper distributed in Axionlog markets in 2015 can be estimated as $460.1 million. If that figure is divided by ARCO’s 2015 reported total food and paper expenses across all territories of $1,037.5 million, we can estimate that 44.3 percent of total food and paper cost is distributed through Axionlog.

7 July 15, 2015 letter to the SEC, at 2.

8 In a July 17, 2015 letter to the SEC, Arcos disclosed that “[t]he formula utilized to calculate the fee paid to Axionlog prior to the split-off is the same formula which is now contained in the MCA [Master Commercial Agreement] . . .”

9 Grupo Pegasus website, available at: http://www.pegasusvc.com/grupo_pegasus.php?w=1600&h=900.

10 Javier Blanco, El Banco Galicia Apuesta al Consumo: Compró Efective Sí, La Nacion, June 3, 2009; Executive profile of Woods Staton, Bloomberg Business, available at: http://www.bloomberg.com/research/stocks/private/person.asp?personId=11275776&privcapId=129040994.

11 Grupo Financiero Galicia SA Form 20-F, Exhibit 4.7, Stock Purchase Agreement, June 1, 2009, Exhibit D, Schedule 1.

12 Pegasus Group is the controlling shareholder of Argentinian real estate developer Rukán, which owns the Tortugas Open Mall in Argentina, in which Arcos currently operates two restaurants.  Rukán also developed Urbana Centro Empresarial where, as of 2010, both Arcos and Axionlog maintained offices.  In addition, in 2011, Pegasus Group formed a partnership with Ospinas & Cía to create an investment platform to purchase, develop and manage real estate assets in Colombia. Grupo Pegasus website, available at: http://www.pegasusvc.com/grupo_pegasus.php?w=1600&h=900; See Rukan website, available at: http://www.rukan.com.ar/proyecto/tortugas-open-mall/, Adriana B. Anzillotti, Oficinas Premium Bien Cerca Del Verde, La Nacion, Aug. 30, 2010, Ospinas website, available at: http://ospinas.com.co/en

13 The composition of ARCO’s board appears to have fluctuated over the past year. According to the company’s SEC filings, in 2015, ARCO had nine members, only four of whom were independent. Alfredo Elias Ayub is no longer listed as a director on Arcos’ website, reducing the number of independent directors from four to three.

14 Javier Blanco, El Banco Galicia Apuesta al Consumo: Compró Efective Sí, La Nacion, June 3, 2009; Executive profile of Woods Staton, Bloomberg Business, available at: http://www.bloomberg.com/research/stocks/private/person.asp?personId=11275776&privcapId=129040994

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted